Exhibit 12.1
AMKOR TECHNOLOGY, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2003	2004	2005	2006	2007
Earnings
Income (loss) before equity investment losses, income taxes, minority interests and discontinued operations	$(52,543)	$(28,866)	$(145,233)	$182,494	$234,837
Interest expense	138,775	145,897	163,125	160,909	134,819
Amortization of debt issuance costs	7,428	6,182	7,948	7,250	5,326
Interest portion of rent (1)	5,463	5,928	6,215	5,583	6,452

	$99,123	$129,141	$32,055	$356,236	$381,434

Fixed Charges
Interest expense	$138,775	$145,897	$163,125	$160,909	$134,819
Amortization of debt issuance costs	7,428	6,182	7,948	7,250	5,326
Interest portion of rent (1)	5,463	5,928	6,215	5,583	6,452

	$151,666	$158,007	$177,288	$173,742	$146,597

Ratio of earnings to fixed charges (2)	—	—	—	2.05	2.60

(1)	Represents one-third of total rent expense which we believe is a reasonable estimate of the interest component of rent expense.

(2)	The ratio of earnings to fixed charges was less than 1:1 for 2005. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $145.2 million of earnings in 2005. The ratio of earnings to fixed charges was less than 1:1 for the year ended December 31, 2004. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $28.9 million of earnings for the year ended December 31, 2004. The ratio of earnings to fixed charges was less than 1:1 for the year ended December 31, 2003. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $52.5 million of earnings in the year ended December 31, 2003.